EXHIBIT 99.1

U.S. Army Corps of Engineers selects Stantec for five-year civil works contract in Alaska

Projects may include village relocation, storm damage reduction, and ecosystem restoration

EDMONTON, Alberta and NEW YORK, April 12, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been awarded a five-year indefinite delivery/indefinite quantity multiple award task order contract with a capacity of US$18 million by the U.S. Army Corps of Engineers (USACE) Alaska District to provide architecture and engineering design services for civil works projects.

Under the contract, Stantec will provide a variety of architecture and engineering services for projects throughout Alaska. Project types include small boat harbors, ecosystem restoration projects, flood damage prevention, storm damage reduction, watershed studies, comprehensive relocation plans and comprehensive community plans for rural Alaska villages, as well as other Corps Civil Works activities. These civil works projects may include plan formulation, public meeting engagement/facilitation, design engineering, cost engineering, hydrologic engineering, and environmental documentation. As part of the contract, the firm may also provide services in Alaska for the U.S. Army, U.S. Air Force, and other armed services, including the U.S. Coast Guard.

“Our team is excited to support the USACE Alaska District in its mission to provide critical civil works projects and support to stimulus-funded infrastructure projects,” said Chris Williams, senior vice president for Stantec’s US Federal Program. “Alaska faces impacts from climate change, coastal erosion, and is focused on resiliency. Our local team, supported by nationwide subject matter experts, is ready to build on our longstanding 42-year history of contract awards working with the USACE Alaska District to tackle these, and other essential infrastructure projects.”

Stantec has a nearly 50-year history in Alaska—and nearly 80 years globally—of successful project delivery for USACE. The company has completed thousands of task orders for civil works projects. In Alaska, one project included the recent Buskin Waterline Replacement on Kodiak Island, which replaced a 70-year-old transmission main for the U.S. Coast Guard’s Kodiak Station. In the US, the firm provided full design services for the Permanent Canal Closures and Pumps Project for the USACE New Orleans District. In addition to civil works projects, Stantec is actively delivering on task orders for military programs and environmental services with USACE Districts around the world. The firm currently holds contracts for military programs, environmental, and civil works services with 18 USACE Districts.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the services described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the services described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the services referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Relations Contact
Danny Craig	Tanya Finney
Stantec Media Relations	Stantec Investor Relations
Ph (949) 632-6319	Ph (403) 205-5791
danny.craig@stantec.com	tanya.finney@stantec.com

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